March 30, 2020

Via EDGAR

Attn: Geoff Kruczek

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	Industrial Technical Holdings Corporation
Registration Statement on Form F-1/A Filed December 4, 2019 File No. 333-233613

In response to your letter dated March 27, 2020, concerning the deficiencies in our registration statement on Form F-1/A, we provide the following responses:

Form F-1 amended March 26, 2020

Exhibits

1.	Please file the consent of counsel whose opinions you have files as exhibits 5.2 and 5.3.

ANSWER: We have filed the consent of counsel for opinions 5.2 and 5.3. Please note that the consent of counsel was always part of the exhibits 5.2 and 5.3. The Company determined a technical error when the documents were edgarized and discovered the consent of counsel was inadvertently cut off.

General

2.	Please provide us your analysis supporting your conclusion that your prospectus need not provide any disclosure about coronavirus disease (COVID-19) or related business and market disruptions.

ANSWER: The Company has added disclosure on page 79 regarding the effects of the COVID-19 pandemic.

Yours truly,

/s/ Andreas Spiegler

Andreas Spiegler,

CEO, Chairman of the Board, Principal Financial Officer and Principal Accounting Officer